UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

(Amendment No. 1)

NOTIFICATION OF LATE FILING

SEC File Number: 000-17284

Check One:	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form NSAR

For the period ended: June 30, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form NSAR

For the transition period ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: AiXin Life International, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office:	Hongxing International Business Building 2, 14th FL,
No. 69 Qingyun South Ave. Jinjiang District,
Chengdu City, Sichuan Province, China

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-QSB, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Reasons for Delay

On August 15, 2024, Aixin Life International Inc. (“Aixin” or the “Company”) filed a Notification of Late Filing on Form 12B-25 with respect to its Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the “Form 10-Q”). The Company has now substantially completed all procedures necessary for the preparation of its financial statements, is in the process of coordinating with its auditors to enable them to complete their review processes and is finalizing the preparation of the Form 10-Q.

The Company anticipates that its net revenue for the three months and six months ended June 30, 2024, will be $1,332,650 and $2,184,209, respectively, as compared to net revenue for the three and six months ended June 30, 2023, of $1,4767,057 and $2,230,770. In addition, it will report a comprehensive loss of $155,868 for the second quarter of 2024 compared to a comprehensive loss of $95,701 in the second quarter of 2023. The Company’s comprehensive loss for the six months ended June 30, 2024, was $725,948, compared to a comprehensive loss of $600,943 for the six months ended June 30, 2023.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

(Name)	(Area Code)	(Telephone Number)
Quanzhong Lin	+86 313	6732526

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes ☒ No ☐

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AiXin Life International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 27, 2024

AIXIN LIFE INTERNATIONAL, INC.

By:	/s/ Quanzhong Lin
Quanzhong Lin, Chief Executive Officer